August 30, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jennifer Thompson, Accounting Branch Chief Jason Niethamer, Assistant Chief Accountant Lisa Sellars, Staff Accountant

Re:	ServiceSource International, Inc. Form 10-K for the fiscal year ended December 31, 2011 Filed March 6, 2012 File No. 001-35108

Ladies and Gentlemen:

On behalf of ServiceSource International, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 16, 2012, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 filed with the Commission on March 6, 2012.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 41

1.	Please tell us what consideration you gave to providing more insight to your investors regarding the factors contributing to the increases or decreases in the components of your net income. When you identify intermediate causes of changes in your statement of operations line items, such as the increase in the number of engagements or an increase in international revenue, please provide your readers with insight into the underlying drivers of those changes.

The Company advises the Staff that Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on pages 41 – 46 of our Form 10-K has been prepared in a manner to provide investors with a narrative explanation and analysis of the Company’s operations that reflects management’s viewpoints on reported results, including the factors contributing to the increases or decreases in the components of net income. We believe that when considered in its entirety, our MD&A provides a comprehensive narrative consistent with the requirements of Item 303(a) of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations set forth in SEC Release 34-48960.

In particular, with regards to changes in our revenues, the increases experienced by the Company in recent periods have been driven almost entirely by new or expanded customer engagements (other than $1.8 million in settlement fees disclosed in 2011 from Oracle/Sun Microsystems, Inc. in connection with a contract termination). The drivers resulting in an increase in the number of engagements are (i) the increase in our global sales personnel and marketing efforts targeted at signing new customer engagements; and (ii) our ability to enter into new engagements with existing customers as a result of our successful selling efforts under existing engagements.

The Company has taken an approach to the MD&A that includes summary narrative information at the beginning of the MD&A section and, for the most part, does not repeat that narrative in the period-to-period comparisons. For example, the Company includes a narrative explaining revenue growth in the Overview section beginning on page 34 and also includes a Key Business Metrics section commencing on page 35 that details matters relating to its business such as the Company’s close rates and commissions, number of engagements, revenues and historical financial results. This narrative disclosure provides readers with a broad mix of information that provides valuable insight into the Company’s business and operations, including the key drivers that lead to net revenue growth for the Company.

With respect to our operating expenses and their impact on profitability, the Company’s disclosure on pages 37- 40 of the Form 10-K, specifically, Factors Affecting our Performance and Basis of Presentation, address the primary factors and trends that have and are expected to have a material impact on our results. For example, in our discussion of factors affecting our performance, we discuss under the Implementation Cycles subsection the negative impact new engagements have on our profitability.

Overall, the Company gave consideration to these key drivers of the components of net income as discussed in the beginning of MD&A and, with a view toward avoiding unnecessary detail or duplication of disclosure, the Company did not repeat these elements in the discussion of individual components in its statement of operations. In light of the Staff’s comment and to provide greater assistance to investors in analyzing our results for a given period, the Company will prospectively place a greater emphasis on disclosing these material factors within the Company’s analysis and explanation of individual components of our statement of operations commencing with its Form 10-Q for the quarterly period ending September 30, 2012.

For example, in our future discussions of intermediate causes of changes in cost of revenue and marketing and sales, we will include, as appropriate certain of the disclosure currently included in the Factors Affecting our Performance section related to the impact of new and expanded customer relationships and the related impact on profitability. We will also consider, to the extent applicable, additional narrative language for the relevant periods providing an emphasis as to the underlying reasons behind geographic revenue growth such as increases in the number of sales personnel in certain geographic regions or underlying economic conditions in various regions impacting the Company’s revenues similar to the following example using data at December 31, 2011, with our proposed additional language underlined.

The 34% increase in net revenue in 2011 reflects an increase in the number of engagements and the value of service contracts sold on behalf of our customers. The number of customer engagements increased from approximately 100 as of December 31, 2010 to over 120 as of December 31, 2011. The increase in number of customer engagements resulted from expansion of customer engagements with our existing customers due to the success of our solution with our customers as well as new customer acquisitions due to the investments in the sales organization primarily in EMEA and APJ. International revenue increased 55% during 2011 as compared to 2010 with this growth supported by strong performance in our foreign centers around the world in closing service revenue renewals reflecting the strong demand we see for our solution internationally.

Financial Statements and Supplementary Data, page 60

Note 13, Income Taxes, page 86

2.	We note that as a result of your election to be treated as a corporation, you recorded a deferred tax asset and a one-time non-cash benefit of $20.7 million on March 1, 2011 and on March 24, 2011 you recorded an additional deferred tax asset of $8.1 million. We further note that as of December 31, 2011 you determined that it was more likely than not that the deferred tax assets would be realized and did not record a valuation allowance for the majority of this deferred tax asset. Please tell us more about the factors that led you to conclude that no valuation allowance was needed as of December 31, 2011, as well as the shift in circumstances that caused a change in judgment about the realizability of the related deferred tax asset in the fiscal quarter ended June 30, 2012, which resulted in the recording of a valuation allowance of $31.8 million. Please describe all positive and negative evidence considered at both times.

The Company evaluates the need for and amount of any valuation allowance for its deferred tax assets on a jurisdictional basis. This evaluation utilizes the framework contained in ASC 740, Income Taxes, wherein management analyzes all positive and negative evidence available at the balance sheet date to determine whether all or some portion of our deferred tax assets will not be realized. Under this guidance, a valuation allowance must be established for deferred tax assets when it is more likely than not (a probability level of more than 50 percent) that they will not be realized. In assessing the realization of its deferred tax assets, the Company considers all available evidence, both positive and negative.

In concluding on its evaluation, the Company places significant emphasis on guidance in ASC 740, which states:

The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

Evaluation at December 31, 2011

Based on information available at the time, the Company concluded on a more-likely-than-not basis that the Company’s U.S. deferred tax assets were realizable. The following matters were considered in arriving at that conclusion at December 31, 2011.

Positive Evidence:

Cumulative earnings	As of December 31, 2011, the cumulative three-year pre-tax profit in the U.S., adjusted for permanent differences, as calculated consistent with ASC 740 was $8.9 million.

The following table summarizes quarterly adjusted US pre-tax profits (losses) as calculated consistent with ASC 740 for the three-year period ended December 31, 2011 ($ in millions):

March 31, 2009	$0.1
June 30, 2009	3.0
September 30, 2009	2.0
December 31, 2009	4.6
March 31, 2010	(3.4)
June 30, 2010	0.7
September 30, 2010	(0.6)
December 31, 2010	3.7
March 31, 2011	(2.1)
June 30, 2011	(3.4)
September 30, 2011	1.8
December 31, 2011	2.5

$8.9

Strong earnings history	The Company has been historically profitable in the US, generating profits before tax (adjusted for permanent differences) of $9.7 million and $365,000 in 2009 and 2010 respectively. The Company generated a loss before tax of $1.1 million in 2011 respectively. However, in both the third and fourth quarters, the Company delivered record consolidated financial results and was profitable in the U.S. for both periods.

Recent trends in earnings	For the third quarter of 2011, the Company reported record revenue. The revenue growth was 31% from the prior year. The Company also reported a record fourth quarter and full 2011 revenues, reflecting year-over-year increases of 37% and 31%, respectively.

Future realization of deferred tax assets	At December 31, 2011, the Company’s deferred tax assets were almost exclusively generated in the U.S. for both federal and state taxes. The following is a summary of the Company’s deferred tax assets as of December 31, 2011 derived from information included in the notes to the Company’s 2011 financial statements ($ in millions):

Amortization of intangibles	$17.1
Share-based compensation expense	7.7
Net operating loss carryforwards	7.2
Current deferred tax assets (accrued liabilities)	3.5
Other, net	1.4
Property & equipment	(3.0)
Valuation allowance for all tax assets in Singapore	(0.2)

$33.7

The net deferred tax assets noted above include $1.9 million related to states in which the Company has operated on a profitable basis and such assets were not subject to any allowance at December 31, 2011 or June 30, 2012.

Management concluded that future income in the U.S. was of the appropriate character to realize the deferred tax assets at December 31, 2011.

Carryforwards	Net operating losses are not due to expire in material amounts until 2026, thus management concluded that short term losses, if any, would not result in expiring net operating loss carryforwards.

Negative Evidence:

Future Earnings	While the U.S. results have shown cumulative profitability, operating margin and profitability can be adversely impacted in the near-term by the implementation cycle costs for new customer engagements. The specific timing and impact on U.S. profitability of new engagements is difficult to forecast and therefore represents uncertainty in determining U.S. profitability for a particular period. The Company added new customers in the fourth quarter of 2011 which were not expected to fully ramp until the last half of 2012. During this ramp period, profitability is adversely impacted due to costs of recruiting, hiring and staffing new internal sales representatives and as a result of not fully achieving targeted revenues expected from the customer.

Other Evidence Considered:

Management considered other factors, but concluded that evidence represented by items to support or refute income was either not applicable or did not exist in substantial form to objectively impact its evaluation and conclusion. Examples of the items considered, but which did not impact the evaluation included:

•	meaningful tax planning strategies to accelerate or delay taxable or deductible amounts;

•	absence of any material loss contingencies that could adversely impact future operations and taxable income;

•	industry trends including the Company’s competitive position; and

•	macro-economic factors and the sensitivity of those items to forecast operating performance.

At December 31, 2011, management concluded that the positive evidence significantly outweighed all other evidence. This conclusion was largely supported by factors discussed above, including, in particular, the amount and trend of the objectively-verifiable historical profitability of the Company in the U.S., the record revenues in the last two quarters of 2011 and the expected growth in revenue related to new and expanded customer relationships.

Evaluation at June 30, 2012

Based on information available at the time, the Company concluded on a more-likely-than-not basis that the Company’s U.S. deferred tax assets were not realizable. The following analysis summarizes the evidence evaluated at June 30, 2012.

Negative Evidence:

Cumulative losses	ASC 740.10.30.21 states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses. As of June 30, 2012, the cumulative twelve-quarter pre-tax loss in the U.S. as calculated consistent with ASC 740 was $1.5 million.

Recent trends impacting profitability	For the first two quarters of 2012, the Company recorded losses before taxes in the US (adjusted for permanent differences) of $2.5 million and $4.9 million respectively. Various factors negatively impacted U.S. results in the first half of 2012. For example, stock based compensation expense for the six months ended June 30, 2012, which primarily relates to awards in the U.S., was $9.6 million, representing an increase of greater than 20 percent from the Company’s internal forecast for stock based compensation as of December 31, 2011.

In its June 30, 2012 evaluation of recent trends and the impact on future periods, the Company identified other factors that negatively impacted profitability in the first half of the year and were expected to negatively impact profitability in future periods. For example, and as disclosed on page 18 of the Company’s MD&A at June 30, 2012, the Company expects uncertainty in the economy and related slower decision making by some end customers, particularly U.S. federal governmental agencies as well as other end customers considering renewals of large, multi-year contracts, will impact our future revenues.

At June 30, 2012, the Company anticipates a modest U.S. adjusted pre-tax loss for the last half of 2012 as calculated consistent with ASC 740. The U.S. pre-tax losses expected in the second half of 2012 reflect an increase in U.S.-based expenses principally related to the following:

(i) As disclosed on page 17 of our MD&A at June 30, 2012, increased costs of developing our next-generation platform, Avalon, which is scheduled for commercial release in the Fall of 2012;

(ii) As disclosed on page 17 of our MD&A at June 30, 2012, increased operating costs resulting from having to support both our existing technology platform and Avalon; and

(iii) increased stock-based compensation.

Other factors, consistent with those evaluated at December 31, 2011, were considered but provided neither positive nor negative objectively-verifiable evidence as to the realization of the Company’s deferred tax assets.

At June 30, 2012, management concluded that the cumulative losses for the most recent three years, as well as the U.S. losses in the first half of 2012, represented significant negative evidence as to why a valuation allowance was warranted. Management also considered the Company’s near-term financial forecast on a jurisdictional basis which indicated a modest increase in the three-year cumulative loss estimates in the U.S. at both September 30, 2012 and December 31, 2012 and for the foreseeable future based on the factors outlined above. These factors and the fact that that the most objective and verifiable evidence was the cumulative three-year loss through June 30, 2012, management concluded that on a more-likely-than-not basis, the Company’s U.S. tax deferred tax assets would not be realized. As a result, the Company provided a valuation allowance of $31.8 million for all US federal deferred tax assets, net of liabilities, and for substantially all of its deferred state tax assets as such amounts were not realizable. The effect of the valuation allowance reduces the net deferred tax asset reported at December 31, 2011 from $33.7 million to $1.9 million. The remaining deferred tax assets at June 30, 2012 relate to states in which the Company has net adjusted pretax profits both on a historical and forecast basis.

The Company supplementally advises the Staff that consistent with its historic practices, the Company will continue to assess the realization of its deferred tax assets at each balance sheet date by consistently applying the provisions of ASC 740. These evaluations will consider all positive and negative factors identified by management at each reporting date.

* * *

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 901-7799 if you have any questions or require further information regarding this matter.

Sincerely,

/s/ David S. Oppenheimer
David S. Oppenheimer
Chief Financial Officer

cc:	Paul Warenski, Esq., ServiceSource International, Inc.

Danny Wallace, PricewaterhouseCoopers LLP

Tony Jeffries, Esq., Wilson Sonsini Goodrich & Rosati, P.C.